UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF NOVEMBER 2022
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

November 22, 2022

METHANEX AWARDED ECOVADIS GOLD MEDAL FOR SUSTAINABILITY RATING
Company ranks in the top 5% of companies assessed

VANCOUVER, BRITISH COLUMBIA, November 22, 2022 (GLOBE NEWSWIRE) - Methanex, the world’s largest producer and supplier of methanol has been awarded a gold medal sustainability rating from EcoVadis, the leading assessment platform for environmental, social, and ethical performance ratings for global supply chains. The rating puts Methanex among the top 5% of all companies assessed.

The EcoVadis gold medal assessment focuses on 21 sustainability criteria that are grouped into four themes: Environment, Labor & Human Rights, Ethics, and Sustainable Procurement. These criteria are based on recognized international sustainability standards.

“We’re incredibly proud to have received the EcoVadis gold level rating which recognizes our commitment to making continuous improvements in integrating sustainability across our company,” said Vanessa James, Methanex’s Senior Vice President of Corporate Development and Sustainability.

Methanex’s gold medal assessment is largely attributed to enhancements in standards and practices for contractor/supplier management, audits and training programs for business ethics, including cybersecurity, as well as the company’s focus on the management of greenhouse gas emissions, diversity & inclusion, and human rights.

About Methanex Corporation
Methanex Corporation is the world’s largest producer and supplier of methanol to major international markets in Asia Pacific, North America, Europe, and South America. The company’s methanol production sites are located in New Zealand, the United States, Trinidad, Chile, Egypt, and Canada. Methanex is headquartered in Vancouver, Canada, and the company’s common shares trade on the Toronto Stock Exchange under the symbol MX and on the NASDAQ Global Select Market under the symbol MEOH. For more information, please visit www.methanex.com.

About EcoVadis
EcoVadis is a purpose-led company whose mission is to provide the world's most trusted business sustainability ratings. Businesses of all sizes rely on EcoVadis’ expert intelligence and evidence-based ratings to monitor and improve the sustainability performance of their business and trading partners. Its actionable scorecards, benchmarks, carbon action tools, and insights guide an improvement journey for environmental, social and ethical practices across 200 industry categories and 175 countries. Industry leaders such as Johnson & Johnson, L’Oréal, Unilever, LVMH, Bridgestone, BASF and JPMorgan are among the 100,000 businesses that collaborate with EcoVadis to drive resilience, sustainable growth and positive impact worldwide. Learn more on ecovadis.com, Twitter or LinkedIn.

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For further information, contact:

Methanex Media Inquiries
Nina Ng, Manager, Global Communications
+1-604-661-2600 or Toll Free: +1-800-661-8851

Methanex Investor Inquiries
Sarah Herriott
Director, Investor Relations
+1-604-661-2600 or Toll Free: +1-800-661-8851

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: November 22, 2022	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary